[Test Version B] - 🚀 Business Owner.. A personal invitation - madeleine@homeprotoolbox.com - HomePro Toolbox Mail

mail.google.com/mail/u/0/?ui=2&view=btop&ver=fbdfz79un2pd&q=test&qs=true&qid=6093EE3A-71C0-402C-9B87-FDD508037888&aqid=C1BF29AF-99...

This is a pretty huge deal for us and I, personally, would be honored for you to own a little piece of the business that we are building!

With great joy and gratitude,

Madeleine

PS. If you haven't ever heard of Wefunder, it's equity crowdfunding, so think of it like Kickstarter, but instead of buying for a product, you're investing to own a slice of the factory!!! Pretty awesome!!

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Visit Our Wefunder Page


#POWERTALKFRIDAY
TODAY
with
MADELEINE
MACRAE
EPISODE 779

Listen to my guest appearance on the Well Designed Business podcast! This episode is titled **What Should the CEO of an Interior Design Firm Be Doing?**

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44 W Monroe St, Phoenix, Arizona 85003

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